Mail Stop 3561

July 21, 2006

Mr. Steven P. Wyandt
Chief Executive Officer and Chief Financial Officer
Nitches, Inc.
10280 Camino Santa Fe
San Diego, CA 92121

  Re: **Nitches, Inc.**
    Form 10-K for Fiscal Year Ended August 31, 2005
    Filed December 15, 2005
    Forms 10-Q for Fiscal Quarters Ended
    November 30, 2005 and February 28, 2006
    Form 8-K/A Filed January 10, 2006
    Form 8-K Filed April 19, 2006
    File No. 0-13851

Dear Mr. Wyandt:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Jim Allegretto
        Senior Assistant Chief Accountant